Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 18, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Matthew Crispino, Esq., Staff Attorney

RE:	Ascend Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 25, 2012
File No. 333-180090

Dear Mr. Crispino:

On behalf of Ascend Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 12, 2012, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Gabriel Eckstein of your office.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note the Form 8-K filed May 22, 2012. In an appropriate place in your document, please disclose the material terms of your agreement with Meteor Group and file the agreement as an exhibit.

We have revised the disclosure on page 33 of Amendment No. 2 to state the material terms of the agreement with Meteor Group and its chairman, Deiter Abt, as requested. Notwithstanding the foregoing, it is our position that the consulting agreement with Meteor Group is not a material agreement requiring disclosure. The agreement simply obligates Meteor Group to locate strategic relationships for the Company and compensation due to Meteor Group, if any, only arises when the Company enters into an agreement with such a third party. We respectfully believe that the agreement with the third party would be the material agreement requiring disclosure.

Securities and Exchange Commission

June 18, 2012

Business of the Company

Our Vision of Play, page 19

2.	Regarding your response to prior comment 6, please disclose the basis for your belief in the penultimate sentence of the first paragraph. In addition:

•	Revise the reference to “[y]our team” in response to the first bullet point to indicate those members of your management that possess the experience you describe. In this regard, it appears that only Messrs. dos Santos, Lewis, and Linden have worked at Tapjoy or Playdom; and

•	Tell us which portion of the supplemental materials provides support for your statement in the second bullet point of our prior comment that iOS “games started to eclipse brand name content in terms of revenue.”

With respect to the first portion of the Staff’s comment, we have removed the above referenced statement. We therefore respectfully believe this portion of the Staff’s comment is no longer applicable.

With respect to the first bullet of the Staff’s comment, we have revised the disclosure on page 19 of Amendment No. 2, as requested.

With respect to the second bullet of the Staff’s comment, we have removed the above referenced statement. We therefore respectfully believe this portion of the Staff’s comment is no longer applicable.

Management of the Company

Directors and Executive Officers, page 30

3.	Refer to Section 1 of Exhibit 10.27 that you filed in response to prior comment 21. Please disclose the material terms of Mr. Linden’s obligations under the Advisor Agreement, including the average number of monthly hours in the last sentence of Section 1.

We have revised the disclosure on Page 32 of Amendment No. 2, as requested.

Securities and Exchange Commission

June 18, 2012

Selling Shareholders, page 44

4.	We note your response to prior comment 25; however, you do not directly state that Mr. Miller has voting and dispositive power. Please revise in accordance with our prior comment.

We have revised the disclosure on Page 46 of Amendment No. 2, as requested.

* * * * *

Thank you for your attention to our amendment and these responses. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant